May 5, 2010

Sean Donahue, Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F St., N.E.
Washington, D.C. 20549

Attention: Sean Donahue, Division of Corporation Finance

Subject
Vaughan Foods, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed April 19, 2010
File No. 333-165589

Dear Mr. Donahue,

We have made the appropriate revisions to the above-referenced Form S-3 filed on behalf of Vaughan Foods, Inc. and have included such revisions in Amendment No. 2 filed today. In this letter we have indicated the revisions that were made. Additionally, we are providing a marked copy of the filing to indicate what has changed from the original filing to Amendment No. 1.

Form S-3

Prospectus cover page

1.   Note that our comments identify particular instances requiring revision, but you are responsible for ensuring that you have made consistent revisions throughout your document. That will eliminate the need for us to issue or repeat similar comments.

We have attempted to make consistent revisions throughout the document.

2.   We note that your response to prior comment 1. However, you nonetheless continue to refer on the cover page and elsewhere to potential transactions on the NASDAQ Capital Market. You also did not add to the cover page any disclosure regarding the delisting. Please revise all affected disclosure accordingly.

The prospectus cover page has been revised to add the following new 4th paragraph:

Our securities were delisted by NASDAQ from the NASDAQ Capital Market on March 21, 2010 because of the failure of our common stock to maintain minimum bid price of $1.00 per share over a period of 30 consecutive trading days.

3.   The text that appears in the first sentence and first paragraph is unclear and internally inconsistent insofar as it suggests that the 4,757,500 shares of common stock include 1,903,000 shares of common stock issuable upon exercise of warrants. Please revise to clarify the intended meaning and to eliminate internal inconsistencies.

The first paragraph has been revised as follows:

3,895,000	Shares of common stock sold to third party accredited investors in February 2010, in a $1,903,000 private placement of units (the “Private Placement”), each unit consisting of five shares of common stock and two five-year warrants, as further described below;

1,558,000	Shares of stock underlying warrants to purchase one share of common stock at an exercise price of $0.70 per share sold in the Private Placement.

*****

Very truly yours,

Vaughan Foods, Inc.

/s/ Gene P. Jones
Gene P. Jones
Secretary, Treasurer and Chief Financial Officer